July 7, 2017

BY EDGAR SUBMISSION

Mr. Amit Pande

Division of Corporate Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Grupo Financiero Galicia S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No 000-30852

Dear Mr. Pande

Set out below are the responses of Grupo Financiero Galicia S.A. (“the Group”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated June 26, 2017, to Mr. Pedro Richards, the Group’s Chief Executive Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Group’s Consolidated Financial Statements incorporated in the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).

1. Please tell us and revise future filings to more clearly explain the basis for the difference in net income related to securitizations between Argentine Banking GAAP and US GAAP. Specifically discuss how the reconciling amount is determined.

R: In response to the Staff’s comment, the Group advises the Staff that the net income adjustment between Argentine Banking GAAP and US GAAP is originated by:

a) the consolidation of Galtrust I under US GAAP, which participation certificates the Group holds were accounted for under Argentine Banking GAAP at the present value of future cash flows, and

b) the valuation of the bonds Galtrust I holds as available for sale securities under US GAAP.

The Group will revise its future filings to more clearly explain the basis for the difference in net income.

2. Please revise future filings to ensure your disclosures consistently comply with the specific disclosure requirements in ASC 310-10-50. We note, for instance, your disclosure on page F-70 that for a significant amount of impaired consumer loans the related allowance for credit losses is evaluated individually in accordance with ASC 310-10-35, but also note disclosure on page F-69 that all consumer loans are evaluated collectively for impairment under ASC 450-20.

R: The Group acknowledges the Staff’s comment and confirms that in future filings it will revise its disclosures to ensure compliance with specific disclosure requirements in ASC 310-10-50.

3. You disclose on page 90 losses recorded in earnings during 2016 of Ps. 1,026,219 due to changes in fair value of level 3 assets and liabilities. This appears to include settlements during the year as disclosed in the roll forward of fair value. Please tell us why settlements resulted in losses recorded in earnings and/or revise the disclosure in future filings, as appropriate.

R: In response to the Staff’s comment, the Group advises the Staff that we inadvertently included in the table of 2016 gains and losses due to changes in fair value for level 3 assets and liabilities, the sum of all movements of the year instead of the corresponding amount (Ps. 3,419). The Group assessed the impact of such error and concluded that it is inconsequential to the Financial Statements filed on May 1, 2017. However, we will revise such disclosure in future filings.

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Group acknowledges that the Staff’s comments or changes to the Group’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Group’s filings and that the Group may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call contact Tomer Pinkusiewicz (212.351.2630) or Anita Girdhari (212.351.5362) of Gibson, Dunn & Crutcher LLP.

Very truly yours,

/s/ Pedro Alberto Richards
Pedro Alberto Richards Chief Executive Officer